Exhibit 99.1

CONTACT:  Retalix Ltd.
          Sarit Sagiv
          +972-9-776-6677
          investors@retalix.com

Retalix Announces First Quarter 2012 Results

Revenues Up 21% to a New Record; Income from Operations (Non-GAAP)
up 30%; and Net Income (Non-GAAP) Up 50%; Reiterates 2012
Guidance for Double-Digit Revenue Growth and Improved Profitability

RA'ANANA, Israel, May 9, 2012 -- Retalix® Ltd. (NasdaqGS:RTLX), a leading global provider of software and services to high volume, high complexity retailers, announced today results for the first quarter of 2012, ended March 31, 2012.

Summarized financial highlights for the first quarter:

•	Total Revenues were up 21% to $65.7 million, compared to $54.1 million in the first quarter of 2011.

•	Adjusted Income from Operations (Non-GAAP)* was up 30% to $6.2 million, compared to $4.8 million in the first quarter of 2011.

•	Income from Operations (GAAP) was up 13% to $3.9 million, compared to $3.4 million in the first quarter of 2011.

•	Adjusted Net Income (Non-GAAP)* was up 50% to $5.0 million, or $0.20 per diluted share, compared to $3.3 million, or $0.13 per diluted share, in the first quarter of 2011.

•	GAAP Net Income was up 46% to $3.3 million, or $0.13 per diluted share, compared to $2.3 million, or $0.09 per diluted share, in the first quarter of 2011.

•
Financial Income was $0.6 million, which includes interest income, net impact of currency fluctuations on the value of the Company’s non-dollar assets, and currency translations costs, compared to a financial expense of $0.3 million in the first quarter of 2011.

•	Cash Flow from Operating Activities was $3.8 million.

•	Balance Sheet is strong with $138.7 million in cash and cash equivalents, deposits, marketable securities and long-term investments with no debt as of March 31, 2012.

Shuky Sheffer, Chief Executive Officer of Retalix, said, “We had a good start to 2012 achieving strong financial performance as we continued to execute on our strategy and work to deliver programs for our customers.  The first quarter results continue to confirm the strength of our positioning and strategy, which focuses on innovative products, including the Retalix 10 Store Suite, and product-led services.  We built our strengths to address emerging trends in the marketplace, focusing on the store and customers and key elements, such as mobile and e-commerce.  This quarter we won customers and projects across our lines of business and around the globe, including in China and other emerging markets.  The Retalix 10 Store Suite and our other innovative products combined with our value-added product-led services are generating a lot of opportunities for us in the marketplace from a growing variety of high volume, high complexity retailers, helping us to grow our share of wallet with our customers and to build our pipeline for 2012 and beyond.”

Sarit Sagiv, the Company's Chief Financial Officer, said, “Retalix had a solid financial performance in the first quarter, recording record revenues and strong improvements in operating margins and net income.  We achieved this growth and improvement in profitability while continuing the investments in our growth engines, strategic customer programs, sales and marketing and adding over 200 people during 2011 to our total headcount, all designed to build our market position.  The growing interest in our products combined with customer wins in 2011 helped increase our software license revenues this quarter.  Our balance sheet is strong.  We generated $3.8 million in cash flow from operations and our DSO was 85 days at the end of the first quarter.  I am excited to have joined Retalix and look forward to working with the team and building on our established financial platform.”

Outlook for FY 2012

Sheffer added, “We are reiterating the 2012 guidance we provided two months ago.  We continue to expect double digit growth and improved profitability in 2012 compared to 2011.  In February 2012 we announced that we expected total revenues in the range of $260 to $270 million and 9 to 10 percent profitability from operations for 2012.  Our guidance for 2012 is based on organic revenue growth generated from Retalix's products and services.  We are gratified by the very positive responses we are getting from retailers, prospects and key industry analysts and will continue to work to execute on our strategy and deliver strong results for our customers and investors.”

Conference Call and Webcast Information

Retalix will be holding a conference call to discuss results for the first quarter of 2012 on Wednesday, May 9th 9:00 am Eastern Time (4:00 pm Israel Time). This conference can be accessed by all interested parties through the Company's web site at http://www.retalix.com/content/conference-call. For those unable to participate during the live broadcast, a replay will be available shortly after the call on Retalix's web site.

About Retalix

Retalix is a leading global provider of innovative software and services to high volume, high complexity retailers, including supermarkets, convenience stores, fuel stations, drugstores and department stores. The company's products and services help its customers to manage and optimize their retail operations, differentiate their brand and build consumer loyalty, while providing retailers with the flexibility and scalability to support ongoing business transformation and growth. Retalix offers solutions for point-of-sale (POS), sales channels and in-store management (including mobile and e-commerce), customer management and marketing, merchandising, and logistics. By leveraging a multitude of deployment options, including Software-As-A-Service (SaaS), Retalix serves a large customer base of approximately 70,000 stores across more than 50 countries worldwide. The Company's headquarters are located in Ra'anana, Israel, and its North America headquarters are located in Plano, Texas. Retalix stock trades on the NASDAQ and the Tel Aviv Stock Exchange.

For more information, visit http://www.retalix.com, the contents of which are not part of this press release. Follow Retalix on Twitter: @Retalix.

Retalix is a registered trademark of Retalix Ltd. in the United States and in other countries. The names of actual companies, products and services mentioned herein may be the trademarks of their respective owners.

* Note Regarding the Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Retalix uses Non-GAAP measures of operating income, operating margin, net income and earnings per diluted share, which are adjustments from results based on GAAP to exclude non-cash equity based compensation , amortization of intangibles related to acquisitions and acquisition related costs when applicable.  Retalix's management believes the Non-GAAP financial information provided in this release is useful to investors' understanding and assessment of the Company's on-going core operations and prospects for the future. The presentation of this Non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management also uses both GAAP and Non-GAAP information in evaluating and operating business internally and as such deemed it important to provide this information to investors. Reconciliations between GAAP measures and Non-GAAP measures are contained following the GAAP financial statements in this press release.

Safe Harbor for Forward-Looking Statements:
Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. federal securities laws. For example, the statements regarding our "Outlook for FY 2012" including our expected results and profitability, expected demand and opportunities, future expansion of product offerings and services, and future strategic plans and positioning, all involve forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements or other guidance or outlooks expressed or implied by such forward-looking statements. Such factors include risks relating to Retalix's anticipated future financial performance and growth, the performance of the US dollar relative to other currencies, continued roll-outs with existing customers, continued interest in Retalix's new platforms, the perception by leading retailers of Retalix's reputation, the potential benefits to food and fuel retailers and distributors, expansion into new geographic markets, and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix's Annual Report on Form 20-F for the year ended December 31, 2011, for a discussion of these and other important risk factors. Except as required by law, Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

RETALIX LTD.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
U.S. $ in thousands (except share and per share data)

Three months ended March 31		Year ended December 31
2012	2011	2011
(Unaudited)	(Unaudited)	(Audited)

REVENUES:
Product sales	14,615	11,381	50,933
Services	51,049	42,743	185,107
Total revenues	65,664	54,124	236,040
COST OF REVENUES:
Cost of product sales	7,985	7,279	31,997
Cost of services	30,285	23,975	106,725
Total cost of revenues	38,270	31,254	138,722

GROSS PROFIT	27,394	22,870	97,318

OPERATING EXPENSES:
Research and development	8,632	7,454	32,026
Selling and marketing	7,999	5,482	26,221
General and administrative	6,534	6,569	26,639
Other expenses (income) – net	365	(69)	(761)
Total operating expenses	23,530	19,436	84,125
INCOME FROM OPERATIONS	3,864	3,434	13,193
FINANCIAL INCOME (EXPENSE), net	647	(278)	1,828
INCOME BEFORE TAXES ON INCOME	4,511	3,156	15,021
TAX EXPENSES	(1,086)	(785)	(495)
INCOME AFTER TAXES ON INCOME	3,425	2,371	14,526
SHARE IN INCOME OF AN ASSOCIATED COMPANY	-	38	38
NET INCOME	3,425	2,409	14,564
NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	(119)	(148)	(874)
NET INCOME ATTRIBUTABLE TO RETALIX LTD.	3,306	2,261	13,690
EARNINGS PER SHARE – in U.S. $:
Basic	0.14	0.09	0.56
Diluted	0.13	0.09	0.55
WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF EARNINGS PER SHARE – in thousands:
Basic	24,488	24,164	24,230
Diluted	25,245	24,683	24,717

RETALIX LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. $ in thousands)

	March 31		December 31,
	2012	2011	2011
	(Unaudited)		(Audited)
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	87,683	56,669	38,644
Short-term deposits and marketable securities	50,003	83,196	96,009
Accounts receivable:
Trade	65,938	56,186	56,721
Other	7,962	2,731	5,234
Prepaid expenses	4,997	4,846	4,295
Inventories	823	1,284	1,407
Deferred income taxes	4,138	4,977	4,374
Total current assets	221,544	209,889	206,684
NON-CURRENT ASSETS :
Long-term receivables	957	1,217	830
Long-term prepaid expenses	1,790	1,292	1,749
Long term investments	1,031	495	1,029
Amounts funded in respect of employee rights upon retirement	10,644	13,588	10,329
Deferred income taxes	11,445	8,685	11,385
Other	200	339	200
Total non - current assets	26,067	25,616	25,522
PROPERTY, PLANT AND EQUIPMENT, net	17,926	15,084	17,586
GOODWILL AND OTHER INTANGIBLE ASSETS, net of accumulated amortization	81,271	61,200	82,288
Total assets	346,808	311,789	332,080

RETALIX LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. $ in thousands)

	March 31		December 31,
	2012	2011	2011
	(Unaudited)		(Audited)
Liabilities and equity
CURRENT LIABILITIES:
Current maturities of long-term bank loans	-	275	-
Accounts payable and accruals:
Trade	7,987	4,710	6,855
Employees and employee institutions	12,398	10,364	10,913
Accrued expenses	13,515	12,097	14,322
Other	4,570	1,884	4,823
Deferred revenues	24,659	21,913	19,071
Total current liabilities	63,129	51,243	55,984
LONG-TERM LIABILITIES :
Long-term deferred revenues	5,605	2,882	3,942
Employee rights upon retirement	14,579	17,372	14,220
Deferred income tax	280	282	270
Institutions	3,899	476	3,493
Total long-term liabilities	24,363	21,012	21,925
Total liabilities	87,492	72,255	77,909
EQUITY:
Share capital -Ordinary shares of NIS 1.00 par value (authorized):
March 32, 2012 (unaudited), December 31, 2011 (Audited), March 31, 2011 (unaudited) 50,000,000 shares.
issued and outstanding: March 31, 2012 (unaudited) - 24,497,614 shares; December 31, 2011 (Audited) - 24,485,946 shares; March 31, 2011 (unaudited) -24,164,243 shares	6,467	6,376	6,464
Additional paid in capital	218,538	213,010	217,715
Retained earnings	28,158	13,423	24,852
Accumulated other comprehensive income	1,039	2,048	273
Total Retalix shareholders’ equity	254,202	234,857	249,304
Non-controlling interest	5,114	4,677	4,867
Total equity	259,316	239,534	254,171
Total liabilities and equity	346,808	311,789	332,080

RETALIX LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended		Year ended
	March 31		December 31
	2012	2011	2011
	(Unaudited)	(Unaudited)	(Audited)
	U.S. $ in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	3,425	2,409	14,564
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,925	1,342	6,212
Share in income of an associated company	-	(38)	(38)
Stock based compensation expenses	676	581	2,326
Changes in accrued liability for employee rights upon retirement	279	845	(1,328)
Losses (gains) on amounts funded in respect of employee rights upon retirement	(415)	(397)	871
Deferred income taxes - net	201	672	(1,498)
Net decrease in marketable securities	4	28	20
Other	(15)	(47)	123
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade (including the non-current portion)	(9,239)	(531)	218
Other (including long term other tax receivable)	(2,858)	(142)	(4,152)
Increase (decrease) in accounts payable and accruals:
Trade	1,105	(1,858)	98
Employees, employee institutions and other	519	2,717	789
Decrease (increase) in inventories	584	(267)	(390)
Increase in long-term institutions	406	-	3,017
Increase (decrease) in deferred revenues	7,236	1,341	(720)
Net cash provided by operating activities – forward	3,833	6,655	20,112

RETALIX LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended		Year ended
	March 31		December 31
	2012	2011	2011
	(Unaudited)	(Unaudited)	(Audited)
	U.S. $ in thousands
Net cash provided by operating activities - brought forward	3,833	6,655	20,112
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from available-for sale marketable securities	-	1,788	1,978
Proceeds from (investment in) Short term deposits	46,000	(28,000)	(41,000)
Purchase of property, plant, equipment and other assets	(1,393)	(850)	(5,273)
Business purchased net of cash acquired	-	-	(16,930)
Proceeds from associated company	-	-	130
Amounts funded in respect of employee rights upon retirement, net	139	(287)	444
Net cash provided by (used in) investing activities	44,746	(27,349)	(60,651)
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of long-term bank loans	-	-	(273)
Issuance of share capital to employees and non-employees resulting from exercise of options	150	1	3,049
Net cash provided by financing activities	150	1	2,776
EFFECT OF EXCHANGE RATE CHANGES ON CASH	310	296	(659)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	49,039	(20,397)	(38,422)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	38,644	77,066	77,066
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	87,683	56,669	38,644

 RETALIX LTD.
UNAUDITED RECONCILIATION OF NON-GAAP ADJUSTMENTS

The following tables reflect selected Retalix’ non-GAAP results reconciled to GAAP results:

	Three months ended March 31		Year ended December 31
	2012	2011	2011
	U.S. $ in thousands (except share and per share data)
OPERATING INCOME
GAAP Operating income	3,864	3,434	13,193
GAAP Operating Margin	5.9%	6.3%	5.6%
Plus:
Amortization of acquisition-related intangible assets	1,027	739	3,711
Stock based compensation expenses	676	581	2,326
Acquisition related costs	596	-	1,032
Non-GAAP Operating income	6,163	4,754	20,262
Non-GAAP Operating margin*	9.4%	8.8%	8.6%

NET INCOME
GAAP Net income	3,306	2,261	13,690
Plus:
Amortization of acquisition-related intangible assets	1,027	739	3,711
Stock based compensation expenses	676	581	2,326
Acquisition related costs	596	-	1,032
Less:
Income tax effect of amortization of acquisition-related intangible assets	(411)	(273)	(994)
Income tax effect of stock based compensation expenses	(1)	2	(52)
Income tax effect of acquisition related costs	(238)	-	(294)
Non-GAAP Net income	4,955	3,310	19,419

NET INCOME PER DILUTED SHARE
GAAP Net income per diluted share	0.13	0.09	0.55
Plus:
Amortization of acquisition-related intangible assets	0.04	0.03	0.15
Stock based compensation expenses	0.03	0.02	0.10
Acquisition related costs	0.03	-	0.04
Less:
Income tax effect of amortization of acquisition-related intangible assets	(0.02)	(0.01)	(0.04)
Income tax effect of stock based compensation expenses	(0.00)	0.00	(0.00)
Tax expenses effect of acquisition related costs	(0.01)	-	(0.01)
Non-GAAP Net income per diluted share	0.20	0.13	0.79

Shares used in computing diluted net income per share (in thousands)	25,245	24,683	24,717

*
We calculate Non-GAAP Operating Margin by dividing Non-GAAP Operating income (reconciled to GAAP operating income above) by revenues.  For the quarter ended March 31, 2012, this resulted in a Non-GAAP Operating Margin of 9.4%, calculated as follows:   $6,163/$65,664 = 9.4%.

RETALIX LTD.
UNAUDITED RECONCILIATION OF NON-GAAP ADJUSTMENTS

The following table shows the classification of stock-based compensation expense:

	Three months ended March 31		Year ended December 31
	2012	2011	2011
	U.S. $ in thousands
Cost of product sales	25	6	33
Cost of services	252	63	337
Research and development	114	23	132
Selling and marketing	78	97	393
General and administrative	207	392	1,431
Total	676	581	2,326

The following table shows the classification of amortization of acquisition-related intangible assets:

	Three months ended March 31		Year ended December 31
	2012	2011	2011
	U.S. $ in thousands
Cost of product sales	810	531	2,361
Cost of services	215	187	1,285
General and administrative	2	21	65
Total	1,027	739	3,711

Acquisition related costs are attributable to the acquisition of MTXEPS, LLC. Retalix acquired MTXEPS’s shares on July 26, 2011 for approximately $18.95 million in cash and additional cash consideration of up to $6 million may be paid over the course of the next two years based on the achievement of certain performance metrics.